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                              December 20, 2021

       Dino Micacchi
       Chief Financial Officer
       Joshua Gold Resources Inc.
       1033 Pattullo Avenue
       Woodstock, Ontario
       Canada N4V IC8

                                                        Re: Joshua Gold
Resources, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December, 31 2020
                                                            File No. 000-53809

       Dear Mr. Micacchi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December, 31 2020

       Item 1. Business, page 5

   1. You state that you are a "development stage" company here and at pages 8 and 59. Please revise to refer to your
company as an exploration stage company. Without a mineral
                                                        reserve, your company
is in the exploration stage pursuant to paragraph (4) (i) of Industry
                                                        Guide 7.
       Item 2. Properties, page 11

   2. We note your disclosure that you have 12 properties. Please revise your disclosure to include the following
information consistent with the requirements under paragraph (b) of
                                                        Industry Guide 7:

                                                              Early in this
section please identify the 12 properties in which you have an interest,
                                                              Identify the
properties as significant and/or material properties,
 Dino Micacchi
Joshua Gold Resources Inc.
December 20, 2021
Page 2
                Clarify the properties held at the beginning of the year, properties acquired, relinquished, or sold during the year, and the properties held at the end of the year,
                Provide a map with an overview of all properties, and Describe any work completed on the properties during the year and the associated
              costs.
3. For all properties identified as significant and/or material disclose the information required under paragraph (b) of Industry Guide 7.
Form 10-Q for the Period Ending September 30, 2021, page 111

4. Please update your quarterly reports to fully describe the acquisition or disposition of mineral properties including the work performed and the associated cost of any work performed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with any other questions.



FirstName LastNameDino Micacchi                                 Sincerely,
Comapany NameJoshua Gold Resources Inc.
                                                                Division of
Corporation Finance
December 20, 2021 Page 2                                        Office of
Energy & Transportation
FirstName LastName